FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ).

Enclosure:                                        Press release dated November 5, 2003 announcing Transgene Third Quarter 2003 Financial Results – Company also admitted to the NextEconomy Market Segment of EuroNext.

CONTACT:
Transgene	Cohn & Wolfe	Euro RSCG C&O
Philippe Poncet Chief Financial Officer (+ 33) 3 88 27 91 21	Julie Huang (212) 798 9814	Marie-Carole de Groc/ Odile Rebattet (+33) 1 58 47 95 07/06

Julio Cantre (212) 798 9779

Transgene Announces Third Quarter 2003 Financial Results

- Company also admitted to the NextEconomy Market Segment of EuroNext -

Strasbourg, France, November 5, 2003 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) today announced financial results for the third quarter ended September 30, 2003 and its admission to the NextEconomy segment of EuroNext.

Third quarter financial results

Transgene had total revenues of € 0.6 million (US$ 0.6 million) in the third quarter of 2003, compared to € 0.4 million (US$ 0.5 million) for the same period in 2002.

Operating expenses decreased slightly by € 0.2 million (US$ 0.2 million) to € 5.1 million (US$ 6 million) for the third quarter of 2003 compared to € 5.3 million (US$ 6.1 million) for the third quarter of 2002. Higher manufacturing costs were offset by a decrease in general and administrative expenses and a reversal of an unused portion of the restructuring provision.

Transgene recorded a net loss of € 4.4 million (US$ 5.1 million), or € 0.43 (US$ 0.51) per share, for the third quarter of 2003 compared to a net loss of € 4.2 million (US$ 4.9 million), or € 0.42 (US$ 0.49) per share for the same period in 2002.

The net loss for the nine months ended September 30, 2003 was € 14.3 million (US$ 16.6 million), or € 1.42 (US$ 1.65) per share, compared to € 13.8 million (US$ 16.1 million), or € 1.37 (US$ 1.60) per share for the same period in 2002.

Cash expenditures were € 13.8 million (US$ 16.0 million) for the first nine months of 2003, resulting in cash and cash equivalents totaling € 40.7 million (US$ 47.4 million) at September 30, 2003.

NextEconomy market segment of EuroNext

Transgene was admitted by EuroNext to the NextEconomy market segment on October 10, 2003.

…/…

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581
11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11
www.transgene.fr

The NextEconomy segment, which consists of companies whose core business focuses on new technologies, was launched by EuroNext in January 2002 along with the NextPrime segment, which is reserved for companies from traditional sectors of the economy. The NextEconomy segment gives listed companies the opportunity to improve their visibility and investor relations by committing to standards that exceed routine regulatory requirements. Companies admitted to the segment have voluntarily agreed to adhere to heightened liquidity and transparency standards such as publishing quarterly financial reports, publishing financial documents in English, announcing a schedule for publications and meetings, holding at least two analysts’ meetings per year and publishing key financial information on their website.

“We are very pleased to join the NextEconomy segment. It shows our commitment to adhere to high quality standards in term of financial communication, ensuring investors of a high and sustained level of transparency on Transgene’s activities and financial position,” stated Philippe Poncet, Chief Financial Officer of Transgene.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials.  Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements, including statements regarding  the efficiency and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.165, the noon buying rate of the Federal Reserve Bank of New York on September 30, 2003.

(financial tables follow)

Condensed Consolidated Balance Sheets

(US GAAP)

	September 30,		December 31,
(Amounts in thousands)	2003	2003	2002
	US$	€	€
	Unaudited		Audited
ASSETS
Cash and cash equivalents	47,438	40,719	54,491
Other current assets	2,512	2,156	3,207
Total current assets	49,949	42,875	57,698
Property, plant and equipment, net	9,487	8,143	8,666
Other assets	384	330	516
Total assets	59,820	51,348	66,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	4,993	4,286	5,277
Total long-term liabilities	7,145	6,133	6,396
Total shareholders’ equity	47,682	40,929	55,207
Total liabilities and shareholders’ equity	59,820	51,348	66,880

Condensed Consolidated Statements of Operations

US GAAP - Unaudited

	Three months ended September 30,			Nine month ended September 30,
(Amounts in thousands except share and per share data)	2003	2003	2002	2003	2003	2002
	US$	€	€	US$	€	€

Revenues
Revenues from collaborative and licensing agreements	648	556	241	2,184	1,875	434
Grants received for research and development	0	0	177	0	0	177
Total revenues	648	556	418	2,184	1,875	611

Operating expenses
Research and development	(5,213)	(4,475)	(4,331)	(16,691)	(14,327)	(13,386)
General & administrative	(890)	(764)	(939)	(3,238)	(2,779)	(2,709)
Restructuring	106	91	0	106	91	0
Total operating expenses	(5,997)	(5,148)	(5,270)	(19,822)	(17,015)	(16,095)

Loss from operations	(5,350)	(4,592)	(4,852)	(17,638)	(15,140)	(15,484)

Interest and other income, net	257	221	642	1,010	867	1,695
Income tax benefit	0	0	0	0	0	0
Net loss	(5,092)	(4,371)	(4,210)	(16,628)	(14,273)	(13,789)

Loss per ordinary share	(0.51)	(0.43)	(0.42)	(1.65)	(1.42)	(1.37)
Weighted average number of shares outstanding	10,055,760	10,055,760	10,055,760	10,055,760	10,055,760	10,055,760

Loss per ADS (American Depositary Share)	(0.17)	(0.14)	(0.14)	(0.55)	(0.47)	(0.46)
Weighted average number of ADSs outstanding	30,167,280	30,167,280	30,167,280	30,167,280	30,167,280	30,167,280

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.165, the noon buying rate of the Federal Reserve Bank of New York on September 30, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5th, 2003	Transgene S.A.

	By:	/s/ Philippe PONCET
Philippe PONCET
Chief Financial Officer